EXHIBIT 99.1

POET Technologies Extends Warrants from 2018 Public Offering

Also reports on status of next payment for sale of DenseLight, response to COVID-19 and schedule for Annual General Meeting

TORONTO, March 19, 2020 (GLOBE NEWSWIRE) -- POET Technologies, Inc. (OTCQX: POETF; TSX Venture: PTK) the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced the Company will extend the exercise period for warrants granted to investors in connection with its March 2018 public offering managed by Cormark Securities Inc. based in Toronto, Ontario Canada.

The Company will be extending the exercise period by four months to July 23, 2020 for a total of 12,545,350 common share purchase warrants, all of which are exercisable at C$0.75 per share (collectively, the “Warrants”).  These existing Warrants were issued pursuant to a public offering completed by Cormark on March 21, 2018 with a two-year period in which to exercise.  All other terms and conditions of the Warrants remain unchanged.  The Warrant extension, approved by the Company’s Board of Directors, has been accepted by the Company’s Indenture Trustee and the TSX Venture Exchange.

The Company also reported today that the Tranche 2b payment of US$8.25 million is on schedule and to be paid to POET on or before March 31, 2020.  The Overseas Direct Investment (ODI) application submitted by the Buyer has been accepted by the Chinese authorities in Shanghai and approval of the transfer to POET is expected soon.  The remaining Tranche 3 payment of US$5M is expected to be paid by the end of May 2020.

In response to the potential risks associated with COVID-19, the Company has taken certain preventive measures to ensure its business remains operational while also protecting employees,  including working from home, social distancing among team members, sanitation of test equipment and workstations, and a split rotation schedule that reduces the impact to operations in the event that infection requires quarantining of staff.

“Although we elected not to participate in the recent Optical Fiber Conference (OFC) in San Diego, we have been conducting multiple virtual meetings with potential customers, strategic partners and financial analysts that we had planned to see at OFC to review the benefits of the POET Optical Interposer™ across a number of potential applications,” commented Vivek Rajgarhia, President & General Manager of POET.  “The response has been very positive, and our discussions have focused on products in which our platform can bring tremendous value to their offerings.”

Due to the uncertainty of travel, the POET Board has deferred setting a date and location for its next Annual General Meeting for approximately six weeks and is considering using the “TSX Trust Virtual Alternative” platform.

About POET Technologies, Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to receiving payments in connection with its sale of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075